Exhibit 99.1

FINAL — FOR RELEASE

ProQR Announces Strategic Changes to the Management Team and Key New Hires

LEIDEN, Netherlands & CAMBRIDGE, Mass., Dec 13 2018 — ProQR Therapeutics N.V. (Nasdaq: PRQR) (the “Company”), a company dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases, today announced changes to its management team and key hires:

•                  Aniz Girach, MD, is joining ProQR in the role of Chief Medical Officer

•                  Tiffany Burt is joining the Company in the role of Vice president, Head of Commercial

•                  Lisa Hayes is joining the Company in the role of Vice President of Investor Relations and Corporate Communications

•                  Smital Shah is promoted to Chief Business and Financial Officer

•                  René Beukema will retire at year-end 2018 as Chief Corporate Development Officer & General Counsel and management board member

•                  Robert Cornelisse, Chief People and Organization will also retire at year-end 2018

“We are excited to announce several changes to our team, setting up our company for its next phase. With the addition of Aniz’s decades of experience in ophthalmology I’m confident we can accelerate our pipeline for patients with inherited retinal disease, in LCA10, Usher syndrome and beyond.” said Daniel A. de Boer, chief executive officer of ProQR. “As we are moving into late stage development we are pleased with Tiffany joining our team to initiate the preparations for the potential launch of our first product.”

“I am grateful to René and Robert for their important contributions to establishing, building and growing our company over the last five years,” continued Daniel.

Aniz Girach, MD — Chief Medical Officer

Aniz Girach, MD, is joining ProQR as Chief Medical Officer and will be reporting to David Rodman, MD, Executive Vice President of R&D. Aniz is an experienced ophthalmologist and has over 20 years of experience in the biotech industry focusing on retinal diseases. He has been involved with the development and approval of four drugs Jetrea (ocriplasmin) being the latest one. Most recently, Aniz worked as the Chief Medical Officer for Nightstar Therapeutics where he oversaw the development of gene therapies for inherited retinal disorders. Previously, he was the Global Head of Ophthalmology at Thrombogenics (now Oxurion), VP of International Clinical Development at Alcon and Executive Medical Director and Global Head of Ophthalmology at Merck.

Tiffany Burt — Vice President, Head of Commercial

Tiffany Burt has more than 20 years of global commercial experience spanning across all phases of pre-launch market development and global biopharmaceutical commercialization including multiple rare therapeutic areas. She has been involved with the launch of 8 different products. Prior to joining ProQR, she served as Vice President, Marketing at Verastem Oncology where she built the marketing organization including key platforms and programs across the commercial organization launching Duvelisib in 2018. Before joining Verastem, Tiffany held numerous commercial leadership positions at EMD Serono, ARIAD and Novartis.

ProQR Therapeutics N.V. | Zernikedreef 9, 2333 CK Leiden, The Netherlands | +31 88 166 7000 | info@proqr.com | www.proqr.com

Lisa A. Hayes - Vice President of Investor Relations and Corporate Communications

Lisa A. Hayes will join ProQR as Vice President of Investor Relations and Corporate Communications and brings over 20 years of experience in the healthcare space. Lisa joins ProQR from Celgene, where she was most recently Senior Director of Investor Relations. She also has an extensive background in competitive intelligence with experience at Celgene, J&J and Sanofi (formerly Aventis).

Smital Shah — Chief Business and Financial Officer

Smital Shah joined ProQR in 2014 as Chief Financial Officer and is now promoted to Chief Business and Financial Officer. Prior to ProQR, Smital held management and leadership positions in biopharma companies and investment banking. Most recently she was at Gilead Sciences, where she managed their multi-billion dollar debt, cash and investment portfolios. Prior to Gilead, Smital spent several years in investment banking at Leerink Partners and JP Morgan focused on capital raising and strategic transactions in the biotech space.

Retirements

At year-end 2018 both René Beukema, Chief Corporate Development Officer, General Counsel and management board member and Robert Cornelisse, Chief People and Organization, will retire from their roles at ProQR. René and Robert will not be replaced in the management team.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA medicines for the treatment of severe genetic rare diseases such as Leber’s congenital amaurosis 10, dystrophic epidermolysis bullosa and cystic fibrosis. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

*Since 2012*

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “look forward to”, “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our annual report filed on Form 20-F. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor Contact:

Lisa Hayes

Vice President of Investor Relations and Corporate Communications

T: +1 202 360 4855

ir@proqr.com

Media Contact:

Sara Zelkovic

LifeSci Public Relations

T: +1 646 876 4933

Sara@lifescipublicrelations.com